UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Corporation

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO THE MARKET

Clarifications on CVM/B3 Inquiries

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in compliance with the Official Letter (Ofício) No. 190/2020/CVM/SEP/GEA-4, issued by the Superintendence of Relationship with Companies (Superintendência de Relações com Empresas) of the Brazilian Securities Commission – CVM on September 22, 2020 (“Official Letter”), hereby presents to its shareholders and to the market in general the requested clarifications.

The Official Letter requests the Company's opinion on a note released by journalist Lauro Jardim on October 19, 2020, according to which the Stone Group would be studying a new offer by the Company. A copy of the Official Letter is attached as Annex I.

In response to the Company's inquiry, STNE Participações S.A. informed that “it is not currently studying any price increase or other change to the terms of the transaction agreed with Linx. STNE reinforces its conviction that the terms of the transaction that will be decided on November 17, 2020 are attractive not only for Linx shareholders, but for its customers and employees, who will benefit from a collaborative work culture that puts the customer first of all that is done in the company. In addition, STNE emphasizes that the terms of the operation contracted with Linx adequately protect Linx and its shareholders from the risks related to its execution”.

São Paulo, October 21, 2020.

LINX S.A.

Ramatis Rodrigues

Investor Relations Officer

Annex I

Official Letter (Ofício) No. 190/2020/CVM/SEP/GEA-4, issued by the Superintendence of Relationship with Companies (Superintendência de Relações com Empresas) of the Brazilian Securities Commission – CVM on October 19, 2020

COMISSÃO DE VALORES MOBILIÁRIOS
Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686
Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brasil - Tel.: (11) 2146-2000
SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031
www.cvm.gov.br

Ofício nº 190/2020/CVM/SEP/GEA-4

Rio de Janeiro, 20 de outubro de 2020.

Ao Senhor
ANTONIO RAMATIS FERNANDES RODRIGUES
Diretor de Relações com Investidores de
LINX S.A.
Avenida Doutora Ruth Cardoso, nº 7221, 20 andar, Bloco A - Pinheiros
05425-902 - São Paulo - SP
e-mail: ri@linx.com.br

Assunto: **Solicitação da manifestação - Processo CVM SEI 19957.005563/2020-75**

Senhor Diretor,

1. Referimo-nos à nota divulgada pelo jornalista Lauro Jardim em 19.10.2020, segundo a qual a Stone estaria estudando uma fazer nova oferta pela Linx SA e, além de reajustar o valor, deve propor uma nova estrutura de aquisição.

2. A respeito, não verificamos no site da CVM qualquer divulgação da Linx SA sobre o referido assunto.

3. Nesse sentido, solicitamos a manifestação da Companhia sobre as informações constantes na nota acima citada. Tal manifestação deverá incluir cópia deste Ofício e ser encaminhada pelo Sistema Empresas.net, categoria “Comunicado ao Mercado”, tipo “Esclarecimentos sobre questionamentos da CVM/B3”.

4. Ressaltamos que o atendimento à presente solicitação de manifestação por meio de Comunicado ao Mercado não exime a eventual apuração de responsabilidade pela não divulgação tempestiva de Fato Relevante, nos termos da Instrução CVM nº 358/02. Cabe lembrar ainda que, nos termos do artigo 3º da Instrução CVM nº 358/02, cumpre ao Diretor de Relações com Investidores divulgar e comunicar à CVM e, se for o caso, à bolsa de valores e entidade do mercado de balcão organizado em que os valores mobiliários de emissão da companhia sejam admitidos à negociação, qualquer ato ou fato relevante ocorrido ou relacionado aos seus negócios, bem como zelar por sua ampla e imediata disseminação, simultaneamente em todos os mercados em que tais valores mobiliários sejam admitidos à negociação.

5. Cientificamos que o não atendimento à solicitação **até 21.10.2020** sujeita a Companhia à multa cominatória no valor de R$1.000,00 (mil reais), nos termos dispostos no art. 9º, II, da Lei n.º 6.385/76 e na Instrução CVM n.º 608/19, sem prejuízo de eventual apuração de responsabilidade pelo seu descumprimento.

Atenciosamente,

Documento assinado eletronicamente por **Jorge Luís da Rocha Andrade**, **Gerente**, em 20/10/2020, às 09:47, com fundamento no art. 6º, § 1º, do Decreto nº 8.539, de 8 de outubro de 2015.

Documento assinado eletronicamente por **Gustavo dos Santos Mulé**, **Superintendente Substituto**, em 20/10/2020, às 14:26, com fundamento no art. 6º, § 1º, do Decreto nº 8.539, de 8 de outubro de 2015.

A autenticidade do documento pode ser conferida no site https://sei.cvm.gov.br/conferir_autenticidade, informando o código verificador **1122910** e o código CRC **A6830FD7**.
*This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" **1122910** and the "Código CRC" **A6830FD7**.*

Referência: Processo nº 19957.005563/2020-75 Documento SEI nº 1122910

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer